UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Tarena International, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G8675B 105

(CUSIP Number)

Shaoyun Han

Connion Capital Limited

Learningon Limited

Techedu Limited

c/o Suite 10017, Building E, Zhongkun Plaza

A18 Bei San Huan West Road
Haidian District, Beijing 100098

People’s Republic of China

+86 (10) 6213-5687

With copies to:

Z. Julie Gao, Esq.

Will H. Cai, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 3740-4700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 3 to the initial Schedule 13D (the “Original Schedule 13D”) filed on July 24, 2015 on behalf of each of Mr. Shaoyun Han (“Mr. Han”), Connion Capital Limited (“Connion”), Learningon Limited (“Learningon”) and Techedu Limited (“Techedu”, and collectively with Mr. Han, Connion and Learningon, the “Reporting Persons” ), as amended by the Amendment No.1 to the Original Schedule 13D filed on September 8, 2017 and Amendment No. 2 to the Original Schedule 13D filed on October 13, 2017 on behalf of the Reporting Persons (together with the Original Schedule 13D, the “Original Filings”) , with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No.3 to the Schedule 13D have the meanings ascribed to them in the Original Filings. The Ordinary Shares beneficially owned by the Reporting Persons (other than Techedu) were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS Shaoyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,859,317(1) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,859,317 (1) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,859,317 (1) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.1% of the Class A Ordinary Shares(2) (or 31.1% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 68.7% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing (i) 6,060,000 Class B Ordinary Shares held by Learningon Limited, (ii) 1,146,059 Class B Ordinary Shares held by Techedu Limited, (iii) 1,152,183 Class A Ordinary Shares held by Techedu Limited, (iv) 2,000,000 Class A Ordinary Shares held by Moocon Education Limited, (v) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, (vi) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon Limited , and (vii) 713,413 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of December 7, 2018. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(2)	Based on 46,255,583 Class A Ordinary Shares outstanding as of September 30, 2018 as reported on the Issuer’s Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2018 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(3)	Based on 53,461,642 outstanding Ordinary Shares as a single class, being the sum of 46,255,583 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of September 30, 2018 as reported on the Issuer’s Form 6-K furnished to the SEC on November 20, 2018, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

2

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS Connion Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,307,852 (4) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,307,852 (4) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,307,852 (4) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2% of the Class A Ordinary Shares(5) (or 8.0% of the total Ordinary Shares(6) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 3.6% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(4)	Representing (i) 3,594,439 restricted American depositary shares (“ADSs”), representing 3,594,439 Class A Ordinary Shares held by Connion Capital Limited, and (ii) 713,413 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of December 7, 2018. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(5)	Based on 46,255,583 Class A Ordinary Shares outstanding as of September 30, 2018 as reported on the Issuer’s Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2018 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(6)	Based on 53,461,642 outstanding Ordinary Shares as a single class, being the sum of 46,255,583 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of September 30, 2018 as reported on the Issuer’s Form 6-K furnished to the SEC on November 20, 2018, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

3

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS Learningon Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,253,223(7) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,253,223(7) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,253,223(7) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.8% of the Class A Ordinary Shares(8) (or 15.4% of the total Ordinary Shares(9) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 53.1% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(7)	Representing (i) 6,060,000 Class B Ordinary Shares and (ii) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares.

(8)	Based on 46,255,583 Class A Ordinary Shares outstanding as of September 30, 2018 as reported on the Issuer’s Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2018 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(9)	Based on 53,461,642 outstanding Ordinary Shares as a single class, being the sum of 46,255,583 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of September 30, 2018 as reported on the Issuer’s Form 6-K furnished to the SEC on November 20, 2018, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

4

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS Techedu Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,298,242 (10) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,298,242 (10) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,298,242 (10) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8% of the Class A Ordinary Shares(11) (or 4.3% of the total Ordinary Shares(12) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares, representing 10.7% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(10)	Representing (i) 1,152,183 Class A Ordinary Shares and (ii) 1,146,059 Class B Ordinary Shares.

(11)	Based on 46,255,583 Class A Ordinary Shares outstanding as of September 30, 2018 as reported on the Issuer’s Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2018 and assuming all Class B Ordinary Shares held by such reporting person are converted into the same number of Class A Ordinary Shares.

(12)	Based on 53,461,642 outstanding Ordinary Shares as a single class, being the sum of 46,255,583 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of September 30, 2018 as reported on the Issuer’s Form 6-K furnished to the SEC on November 20, 2018, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

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Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as the follows:

Mr. Han, Connion, Learningon and Techedu are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Each of Connion, Learningon and Techedu is principally an investment holding vehicle. Each of Connion and Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Han as settlor and Mr. Han and his family as beneficiaries. Techedu Limited is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Shaoyun Han. Mr. Han is the sole director of each of Connion, Learningon and Techedu, which do not have any executive officer. The registered office address of each of Connion, Learningon and Techedu is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(a)–(c), (f) Mr. Han is the founder, chairman and chief executive officer of the Company. Mr. Han is a PRC citizen. The business address of each of Mr. Han is Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, PRC.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On December 7, 2018, Techedu Limited entered into a Share Purchase Agreement (the “SPA”) with Banyan Enterprises Limited, a BVI business company incorporated under the laws of the British Virgin Islands (the “Purchaser A”) and Banyan Enterprises A Limited, a BVI business company incorporated under the laws of the British Virgin Islands (the “Purchaser B”), pursuant to which Techedu Limited agreed to sell (i)720,644 Class A Ordinary Shares for a purchase price of US$7.077 per share (or US$5,100,000.00 in the aggregate) to the Purchaser A, and (ii)127,173 Class A Ordinary Shares for a purchase price of US$7.077 per share (or US$900,000.00 in the aggregate) to the Purchaser B (the “Transaction”). On the same day, Techedu Limited closed the Transaction. Techedu Limited, subject to the satisfaction of certain terms and conditions provided in the SPA, has the right to repurchase the shares being sold in the Transaction under certain circumstances. Banyan Enterprises Limited and Banyan Enterprises A Limited are investment holding vehicles of Banyan Partners Fund III, L.P. and Banyan Partners Fund III-A, L.P. respectively.

Item 5. Interest in Securities of the Issuer.

Item 5(a)– (d) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b)    The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

6

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)        Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)       Not Applicable.

(e)       Not Applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows.

Exhibit No.	Description

A	Joint Filing Agreement dated December 10, 2018 by and among the Reporting Persons.

B*	Share Purchase Agreement dated June 13, 2015, by and among KKR Affiliate, GS, and Connion.

C*	Share Purchase Agreement dated June 13, 2015, by and among KKR Affiliate, IDG, and Connion.

D*	Assignment dated July 10, 2015, by and between Connion and Moocon.

E*	Convertible Bond Purchase Agreement dated July 14, 2015, by and among Moocon, Mr. Han, KKR and KKR Affiliate.

I*	Registration Rights Agreement dated July 17, 2015 by and between the Company and KKR Affiliate.

K	Share Purchase Agreement dated December 7, 2018 by and among Techedu Limited, Banyan Enterprises Limited, and Banyan Enterprises A Limited

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2018

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
		Name:	Shaoyun Han
		Title:	Director

Learningon Limited	By:	/s/ Shaoyun Han
		Name:	Shaoyun Han
		Title:	Director

Techedu Limited	By:	/s/ Shaoyun Han
		Name:	Shaoyun Han
		Title:	Director